FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 5, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for September 5, 2007 and incorporated by reference herein is the Registrant’s immediate report dated September 5, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Director of Finance

Dated: September 5, 2007

BluePhoenix Wins Project Valued At $2.5million To
Modernize Legacy Financial Systems For Leading European Bank

—	Project expected to substantially reduce maintenance costs and enhance performance providing rapid return on investment
—	Application modernization from Cool:Gen-based finance systems to COBOL/DB2

NEW YORK, USA – September 5, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that it has won a project to convert Cool:Gen-based finance systems to COBOL/DB2 for a leading European bank. The modernization project, valued at $2.5million, will be implemented using BluePhoenix’s LanguageMigrator conversion solution, which enables organizations to automatically migrate legacy applications to prevailing languages and technologies.

Cool: Gen is an established 4th generation language environment originally developed by Texas Instruments in 1994 under the name IEF, and owned today by Computer Associates who renamed the product AdvantageGen. It is estimated that there are tens of thousands of legacy Cool:Gen and AdvantageGen applications still in the market today. BluePhoenix is uniquely qualified to modernize these applications with its proven automated migration tools, demonstrated service capabilities and domain expertise.

Legacy modernization enables banks to reduce operating costs while providing a platform for business growth and improved customer service capabilities. BluePhoenix is a leading provider of legacy modernization solutions to financial institutions, with over 200 banks running their mission critical applications on modernized solutions supported by BluePhoenix.

“BluePhoenix has proven expertise in executing legacy modernization solutions for banks and financial services companies,” said Arik Kilman, CEO of BluePhoenix. “We have helped some of the largest banking institutions in the world to reduce costs and increase operational efficiencies, enabling them to focus on growing their core business. We look forward to executing this Cool:Gen project with the same high levels of quality and service that we have been able to achieve in similar modernization projects that we have implemented.”

BluePhoenix helps banking customers define their modernization strategy, which aligns business with technology investment decision-making and architecture standards, for improved business agility and efficiency. By providing a combination of domain expertise, automated tools and solutions, and agile, responsive service, BluePhoenix adds value to existing operations, boosting efficiencies while driving down the cost of doing business.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, Citigroup, DaimlerChrysler, Danish Commerce and Companies Agency, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner, CMO	Paul Holm
BluePhoenix Solutions	H.L. Lanzet
+972 9-952-6110	+1212-888-4570
dleichner@bphx.com	paulmholm@gmail.com